The Atlantic Building

950 F Street, NW

Washington, DC 20004-1404

202-239-3300 | Fax: 202-239-3333

David J. Baum	Direct Dial: 202-239-3346	Email: david.baum@alston.com

May 24, 2019

VIA E-mail and EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Jaea Hahn

Re:

Northern Lights Fund Trust II (the “Trust” or “Registrant”)

Preliminary Proxy Statement pursuant to Section 14(a) of the Securities Exchange Act of 1934 , filed on May 9, 2019

File Numbers 333-174926, 811-22549

Ladies and Gentlemen:

This letter is in response to the comments provided by the staff of the U.S. Securities and Exchange Commission (the “Staff”) via telephone on May 17, 2019 (the “Comments”), relating the Preliminary Proxy Statement on Schedule 14A filed on May 9, 2019 regarding the Balter Invenomic Fund (the “Fund”), a series of the Trust. A revised Proxy Statement reflecting these changes will be filed subsequent to this correspondence

General Comments

Comment #1

Please respond to all Comments in writing, addressed to Ms. Hahn and filed as correspondence on EDGAR.

Response #1

The Registrant will respond as requested.

Comment #2

The Staff reminds the Registrant that the company and its management are responsible for the accuracy and adequacy of its disclosures not withstanding any review, comments, action or absence of action by the Staff.

Alston & Bird LLP	www.alston.com

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Response #2

The Registrant acknowledges the Staff’s Comment.

Q&A

Comment #3

Please provide an explanation for why Balter Liquid Alternatives, LLC (“BLA”) wishes to step down.

Response #3

BLA is stepping down as the Fund’s adviser because it does not believe it will have adequate resources to support its business and continue advising the Fund going forward. BLA has informed the Trust that one of its investors has a substantial amount of exposure in connection with the opioid crisis. That investor, which also provided the initial seed capital for the mutual funds advised by BLA, informed BLA that it will eventually need that capital back to have available as it deals with this potential liability. Additionally, this investor has received a substantial amount of negative press in connection with the opioid crisis and BLA’s known connection with this investor has created significant headwinds in its efforts to raise assets for the Fund.

Comment #4

In the response to the Question that asks “Why are you sending me this information,” please add that shareholders are receiving the proxy because they own shares in the Fund “as of the record date.”

Response #4

We have revised the proxy statement as requested.

Comment #5

We note that the prospectus names multiple portfolio managers. Please advise if all portfolio managers will continue their employment with the new adviser.

Response #5

The Registrant confirms that only two of the current portfolio managers will continue as portfolio managers of the Fund with the new adviser. Ali Motamed, the lead portfolio manager and principal owner of Invenomic, and Ben Deschaine, who is currently employed by BLA but will become an employee of Invenomic. Mr. Motamed has been responsible for all investment decisions for the Fund since its inception, while Mr. Deschaine supports Mr. Motamed. The proxy statement has been revised to clarify this point.

Comment #6

We notice that in the board considerations, you state that the advisory fee rate will remain the same, even though they will no longer be paying the sub-adviser out of the advisory fees. Please highlight that in the Q&A as well.

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Response #6

We have revised the language accordingly.

Comment #7

Please revise the wording of the Question “When will the New Advisory Agreement take effect” to include the phrase “if shareholders approve the New Advisory Agreement….”

Response #7

We have revised the language as requested.

Comment #8

In the response to the Question regarding “What will happen if shareholders do not approve the New Advisory Agreement,” please discuss whether BLA continuing to manage the Fund would be on a temporary basis.

Response #8

The Registrant confirms that if shareholders do not approve the New Advisory Agreement, BLA will only continue managing the Fund on a temporary basis until the New Advisory Agreement is ultimately approved by shareholders, another adviser is found and approved by the Board and shareholders, or the Fund is liquidated. We have revised the proxy statement accordingly.

Comment #9

We note that page 13 states that the proxy costs will be borne by Invenomic, but the Q&A section states that such costs will be borne by both Balter and Invenomic. Please clarify the disclosures.

Response #9

The Registrant confirms that both Invenomic and Balter will bear the costs of the proxy. The proxy statement has been revised accordingly.

Proxy Statement – Summary of the Proposal

Comment #10

Please clarify what “seed investor” refers to with respect to an investment adviser. Either in the proxy or in your response to the Comments, please address whether BLA is stepping away from other advisory clients as well.

Response #10

BLA has informed the Registrant that “seed investor” in this case means the investor has both a non-voting equity interest in BLA and initially put up seed capital for the Fund.  The proxy statement has been revised to clarify this point.

BLA’s only other clients are two other mutual funds and BLA does intend to continue advising them as well.  Separate steps are being taken to address the other funds.  One fund is

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currently in the process of liquidation with the final liquidation distribution date expected to June 28. BLA is currently looking into other options for the second fund including recommending that a new adviser take over advising the fund like the Fund or possibly liquidating the fund.

Proxy Statement – Expense Limitation Agreement

Comment #11

Please clarify whether Invenomic will be eligible for any recoupment of fees or expenses uncured while BLA was Fund adviser.

Response #11

The Registrant confirms that Invenomic will not be eligible to recoup any fees waived or expenses reimbursed by BLA.

Proxy Statement – Evaluation by the Board of Trustees

Comment #12

In the fourth paragraph in this section, please identify the “key personnel” referred to. Also, consider breaking this paragraph into shorter paragraphs.

Response #12

The proxy statement has been revised as requested.

Comment #13

In the paragraph that discusses performance, you mention Broadridge. Please explain what Broadridge is and how it is related to the Fund.

Response #13

Broadridge is an independent third party firm providing 15(c) board consulting services similar to Lipper. Specifically, Broadridge provides a report comparing fund performance and expenses against a peer group that they have selected for use by the Trust’s Board during the 15(c) process. The proxy statement has been revised to clarify.

Proxy Statement – Other Information

Comment #14

Please move the sentence “The cost of preparing and mailing this Proxy Statement, the accompanying Notice of Special Meeting and proxy and any additional materials relating to the Meeting and the cost of soliciting proxies will be borne by Invenomic” to the Q&A section.

Response #14

We have revised the proxy statement as requested.

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If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact David J. Baum at (202) 239-3346.

Sincerely,

/s/ David J. Baum

David J. Baum

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